

07005422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2007

SEC FILE NUMBER
8-36259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. Mosier & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 W. Randolph St., Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Delores J. Mosier 888-452-1161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive, Suite 1500 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Delores J. Mosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. Mosier & Associates, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Imelda A. Wojtkowski #482652

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. x
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. x
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. x
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.J. MOSIER & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CONTENTS



HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.J. MOSIER & ASSOCIATES, INC.
Chicago, Illinois 60611

We have audited the accompanying statements of financial condition of D.J. Mosier & Associates, Inc. as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of D.J. Mosier & Associates, Inc. as of December 31, 2006 and 2005, and the results of its operations, changes in its stockholder's equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 22, 2007

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
ASSETS		
Cash and cash equivalents	$ 513	$ 16,472
Accounts receivable	77,441	16,016
Loans receivable	9,546	-
Prepaid expenses	-	194
Deposits	1,430	1,430
Office equipment at cost, net of accumulated depreciation of $48,586 in 2006 and 2005	1,068	1,068
Leasehold improvements, net of accumulated amortization of $46,227 in 2006 and $46,114 in 2005	-	112
TOTAL ASSETS	$ 89,998	$ 35,292

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES		
Accounts payable	$ -	$ -
Accrued payroll taxes	25,051	21,247
Total Liabilities	25,051	21,247
STOCKHOLDER'S EQUITY		
Common stock, no par value; 10,000 shares authorized, issued and outstanding	1,000	1,000
Paid in capital	264,747	194,747
Accumulated deficit	(200,800)	(181,702)
Total Stockholder's Equity	64,947	14,045
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 89,998	$ 35,292

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$ 331,627	$ 318,889
Consulting fees	75,385	72,366
Total Revenues	407,012	391,255
EXPENSES		
Employee compensation and commissions	279,803	275,915
Rent	29,586	26,602
General and administrative	116,972	137,489
Total Expenses	426,361	440,006
Operating (Loss)	(19,349)	(48,751)
OTHER INCOME/ (EXPENSE)		
Interest income	251	157
Total Other Income/(Expense)	251	157
NET (LOSS)	$ (19,098)	$ (48,594)

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance 1/1/05	$ 1,000	$ 154,747	$ (133,108)	$ 22,639
Additional equity contribution	-	40,000	-	40,000
2005 Net (loss)		-	(48,594)	(48,594)
Balance 12/31/05	1,000	194,747	(181,702)	14,045
Additional equity contribution	-	70,000	-	70,000
2006 Net (loss)	-	-	(19,098)	(19,098)
Balance 12/31/06	$ 1,000	$ 264,747	$ (200,800)	$ 64,947

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) / income	$ (19,098)	$ (48,594)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation and amortization	112	1,758
Net change in certain assets and liabilities:		
(Increase) decrease in accounts receivable	(70,971)	2,374
(Increase) decrease in prepaid expenses	194	979
Increase in accounts payable and accrued payroll taxes	3,804	11,145
NET CASH (USED) BY OPERATING ACTIVITIES	(85,959)	(32,338)
CASH FLOWS FROM FINANCIING ACTIVITIES		
Increase in paid in capital	70,000	40,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	70,000	40,000
NET (DECREASE) / INCREASE IN CASH	(15,959)	7,662
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	16,472	8,810
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 513	$ 16,472
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D.J. Mosier and Associates, Inc, (the Company) is a securities dealer that specializes in the sale of mutual funds and separate accounts. With over 12,000 mutual funds available, the Company is an experienced specialist and provides investment opportunities from a carefully selected group of fund families. The customer base for the Company consists of pension funds for municipal employees, firefighters, and police departments. The majority of the Company's customers are located in the Midwest. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is reqiured to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2006 and 2005, the Company has net capital of $13,920 and $11,241, respectively and had no customer accounts.

Commissions Receivable

Commission's receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in commissions receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Office Equipment and Leasehold Improvements

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. There wasn't any depreciation expense for 2006 and 2005. Leasehold improvements are amortized on a straight-line method over the life of the lease. Amortization expense for 2006 and 2005 was $112 and $1,758 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company elected in 2005 to be taxed as a Subchapter S corporation. As a Subchapter S corporation the taxable income for federal purposes flows thru to the majority stockholder, and accordingly there is no taxes paid at the federal level. The Company is liable for State replacement tax which is computed at 1.5% of taxable income. At December 31, 2006 the Company did not have taxable income for state purposes and is not liable for state replacement taxes

2. RELATED PARTY TRANSACTIONS

The Company leases its office facility in La Porte, Indiana from a related party under a non-cancelable operating lease that expires on October 31, 2010. The future rental payments under the lease for the next five years are as follows:

2007	$27,702
2008	$28,394
2009	$29,104
2010	$24,859

Rent expense for the year ended December 31, 2006 and 2005 amounted to $29,586 and $26,602, respectively.

3. CONCENTRATIONS

The Company's largest client accounted for 18% and 23% of commission revenues for the years ending December 31, 2006 and 2005 respectively.

SUPPLEMENTAL INFORMATION

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 64,947
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		64,947
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		64,947
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	51,027	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(51,027)
8.	Net capital before haircuts on securities positions		13,920

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2006

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	0	
	D. Undue Concentration	0	
	E. Other (List)		
			0
10.	Net Capital		$ 13,920

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 1,670
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	8,920
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 11,415

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2006

16.	Total A.I. liabilities from Statement of Financial Condition		$ 25,050
17.	Less: Securities borrowed for which equivalent value is paid		0
18.	Less; Liabilities subordinated to claims of creditors		0
17.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
19.	Total aggregate indebtness		$ 25,050
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 180

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING DECEMBER 31, 2006

No material differences existed at December 31, 2006, between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2006.

D.J. MOSIER & ASSOCIATES, INC.
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2006

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS



125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
D.J. MOSIER & ASSOCIATES, INC.

In planning and performing our audit of the financial statements and supplemental information of D.J. MOSIER & ASSOCIATES, INC. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
Chicago, Illinois

February 22, 2007

END